Joseph L. Cannella Partner	Direct Dial: (212) 561-3633

August 2, 2011

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	UAN Cultural & Creative Co., LTD.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 5, 2011
                                File No. 333-172728
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 7, 2011
Filed No. 000-51693

Dear Mr. Owings:

We are counsel to UAN Cultural & Creative Co., Ltd., a Delaware corporation (the "Company"). This correspondence is being filed in response to comments contained in your letter of July 27, 2011 relating to Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-1172728) of the Company (the "Registration Statement"). The Company’s responses to your comments are set forth below. This letter refers to the numbered paragraphs used in your comment letter.  We are simultaneously filing an amendment to the Registration Statement consistent with our responses to your comments.  We would appreciate an opportunity to discuss certain of your comments and our responses with you at your convenience.

Comment 1.

We have revised paragraph 3, page 26, of the Registration Statement in response to your comment.

Comment 2.

We have revised paragraph 6, page 28, of the Registration Statement in response to your comment.

Comment 3.

We have revised paragraph 3, page 43, of the Registration Statement in response to your comment.

Comment 4.

The Company will revise Note #4 of the financial statements clarifying that the NOL reflected is as of December 31, 2010.  It is Company policy only to change the disclosed NOL at the end of each tax year when the amount is fixed and determined. We believe this to be common practice.  The Company will slightly revise the stated NOL numbers in Note #4, which changes to our figures occurred during a detailed review of the numbers occurring during the preparation of the Company’s tax returns.

The Company will make conforming changes in Note #4 of the financials filed with this amended S-1 and its 10-K and 10-Q for the periods ended December 31, 2010 and March 31, 2011, respectively.

Comment 5.

The 17% is the Taiwan statutory business income tax rate. The 37.8% rate reflects the over-all impact on the combined effective income tax rate of the 17% tax rate calculated as follows:
($142,317 X 38%) - $24,194 = $29,886 / $79,024 = 37.8%

Comment 6.

We intend to file an amendment to the Company’s Form 10-K for the year ended December 31, 2010.  Our Amendment will restate the third paragraph under Item 9A (T) Controls and Procedures as follows:

“Management has assessed the effectiveness of the registrant’s internal control over financial reporting is as of the year ended December 31, 2010. We have concluded that the Company’s internal control over financial reporting is effective. We have not identified any, current material weaknesses considering the nature and extent of our current operations and any risks or errors in financial reporting under current operations.  In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.”
In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your comments and are helpful to you in your review of the Registration Statement.

Please do not hesitate to contact us with any questions you may have.

Very truly yours, Eaton & Van Winkle LLP By: /s/ Joseph L. Cannella Joseph L. Cannella